UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 10)

Western Asset/Claymore U.S. Treasury Inflation Protected Securities Fund 2 (WIW)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

95766R104

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 95766R104

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  3,941,244

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  3,941,244

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

3,941,244

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

6.44%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 10 ("Amendment No. 10") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended as follows:

KIM, an independent investment advisor, has accumulated 3,941,244 shares of WIW on behalf of accounts that are managed by KIM (the "Accounts") under limited powers of attorney, which represents 6.44% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a) As of the date of this Report, KIM represents beneficial ownership of 3,941,244 shares or 6.44% of the outstanding shares. Sophie Karpus presently owns 2,535 shares purchased on May 24, 2005 at $12.60 (170 shares), May 26, 2005 at $12.60 (170 shares), June 24, 2005 at $12.63 (420 shares), June 27, 2005 at $12.66 (170 shares), August 24, 2005 at $12.50 (180 shares), August 25, 2005 at $12.55 (415 shares), August 31, 2005 at $12.59 (165 shares), September 1, 2005 at $12.56 (85 shares), September 2, 2005 at $12.56 (170 shares), September 6, 2005 at $12.53 (170 shares), September 12, 2005 at $12.58 (165 shares), September 15, 2005 at $12.51 (40 shares), February 17, 2006 at $11.90 (10 shares), December 12, 2006 at $11.64 (25 shares), December 13, 2006 at $11.59 (150 shares) and December 15, 2006 at $11.54 (55 shares). Ms. Karpus sold 25 shares at $11.91 on May 17, 2007. Karpus Investment Management Profit Sharing Plan currently owns 7,630 shares purchased on May 24, 2005 at $12.60 (170 shares), May 26, 2005 at $12.58 (170 shares), June 24, 2005 at $12.63 (420 shares), June 27, 2005 at $12.66 (170 shares), August 24, 2005 at $12.50 (180 shares), August 25, 2005 at $12.55 (415 shares), August 26, 2005 at $12.56 (165 shares), August 29, 2005 at $12.53 (415 shares), September 1, 2005 at $12.56 (250 shares), September 2, 2005 at $12.56 (335 shares), September 6, 2005 at $12.53 (170 shares), September 12, 2005 at $12.58 (165 shares), September 13, 2005 at $12.59 (170 shares), September 14, 2005 at $12.57 (125 shares), September 15, 2005 at $12.51 (60 shares), January 19, 2006 at $12.01 (550 shares), April 26, 2006 at $11.46 (500 shares), August 28, 2006 at $11.69 (1,400 shares), December 21, 2006 at $11.48 (550 shares) and December 28, 2006 at $11.53 (1,400 shares). The Plan sold 100 shares at $11.91 on May 17, 2007, 25 shares on June 7, 2007 at $11.71 and on June 8, 2007 at $11.64 (25 shares). George W. Karpus presently owns 3,130 shares purchased on May 26, 2005 at $12.58 (170 shares), June 27, 2005 at $12.66 (170 shares), August 24, 2005 at $12.50 (180 shares), August 25, 2005 at $12.55 (415 shares), August 31, 2005 at $12.59 (165 shares), September 1, 2005 at $12.56 (85 shares), September 2, 2005 at $12.56 (170 shares), September 12, 2005 at $12.58 (165 shares), September 14, 2005 at $12.57 (125 shares), September 15, 2005 at $12.51 (40 shares), February 8, 2006 at $11.99 (25 shares), February 9, 2006 at $11.99 (25 shares), February 15, 2006 at $11.87 (50 shares), February 16, 2006 at $11.86 (50 shares), February 17, 2006 at $11.90 (30 shares), March 27, 2006 at $11.71 (735 shares) and June 19, 2006 at $11.34 (580 shares). Mr. Karpus sold 50 shares at $11.91 on May 17, 2007. Karpus Investment Management Defined Benefit Plan presently owns 6,275 shares purchased on May 26, 2005 at $12.58 (170 shares), June 27, 2005 at $12.66 (170 shares), August 24, 2005 at $12.50 (180 shares), August 25, 2005 at $12.55 (415 shares), August 26, 2005 at $12.56 (165 shares), August 29, 2005 at $12.53 (415 shares), September 1, 2005 at $12.56 (250 shares), September 2, 2005 at $12.56 (335 shares), September 6, 2005 at $12.53 (170 shares), September 12, 2005 at $12.58 (165 shares), September 13, 2005 at $12.59 (170 shares), September 14, 2005 at $12.57 (125 shares), September 15, 2005 at $12.51 (60 shares), February 7, 2006 at $12.00 (25 shares), February 8, 2006 at $11.99 (100 shares), February 9, 2006 at $11.99 (200 shares), February 10, 2006 at $11.99 (100 shares), February 14, 2006 at $11.88 (200 shares), February 15, 2006 at $11.87 (200 shares), February 16, 2006 at $11.86 (150 shares), February 17, 2006 at $11.90 (115 shares), and on August 23, 2006 at $11.76 (2,520 shares). The Defined Benefit Plan sold 75 shares at $11.91 on May 17, 2007, 25 shares on June 7, 2007 at $11.71 and 25 shares on June 8, 2007 at $11.64. Cody B. Bartlett Jr. presently owns 50 shares purchased on January 10, 2006 at $12.02 (25 shares), April 17, 2006 at $11.43 (10 shares), and on August 29, 2006 at $11.69 (22 shares). Mr. Bartlett sold 7 shares at $11.67 on February 27, 2007. Apogee Partners L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 1.55%, Dana R. Consler owns 0.73% and Cody B. Bartlett Jr. owns 0.51%. Apogee Partners L.P. currently owns 102,541 shares of WIW. Garnsey Partners L.P. is also a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 6.48% and Kathleen F. Crane owns 0.08%. Garnsey Partners L.P. currently owns 36,952 shares of WIW. None of the other principals of KIM presently own shares of WIW.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases or dispositions:

 Date Shares Price Per Share
 5/15/2007 (10,250)  $11.96
 5/17/2007 (26,020)  $11.91
 5/24/2007 (245)  $11.80
 5/29/2007 (215)  $11.79
 5/31/2007 (6,675)  $11.81
 6/7/2007 (3,900)  $11.71
 6/8/2007 (5,000)  $11.64
 6/12/2007 (8,750)  $11.56
 6/13/2007 (5,000)  $11.48
 6/14/2007 (15,810)  $11.50
 6/20/2007 (800)  $11.57
 6/27/2007  (1,400)  $11.49
 6/28/2007  (1,800)  $11.47
 7/2/2007  (3,200)  $11.55
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended as follows:

As is indicated in Item 4 in previous 13D/A filings, KIM has purchased Shares of WIW for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Pursuant to concerns KIM currently has with the Fund, KIM sent a letter to the Fund on June 6, 2007, received a letter from the Chairman on June 11, 2007 and replied to the chairman's letter on June 21, 2007. An additional letter to the Board, sent on July 12, 2007, is also attached. A copy of each letter is attached as Exhibits 1, 2, 3 and 4.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Dana R. Consler
Title:   Senior Vice-President
Date:   July 12, 2007

EXHIBIT 1
Letter to the Fund
Transmitted June 6, 2007

June 6, 2007

Western Asset Management Company
Western Asset/Claymore U.S. Treasury Inflation Protected Securities Fund 2
Attn: Peter Erichsen, Chairman and R. Jay Gerken, President
385 East Colorado Boulevard
Pasadena, CA 91101

Mr. Erichsen, Mr. Gerken and fellow Trustees:
Karpus Management, Inc., d/b/a Karpus Investment Management (KIM) is a registered investment advisor incorporated in the state of New York. As of May 31, 2007, KIM represented ownership of 3,980,204 shares of the Western Asset/Claymore U.S. Treasury Inflation Protected Securities Fund 2 (WIW) which represents 6.5 percent of the outstanding common shares. I write on behalf of KIM to express our concerns over the recently announced changes to WIW's investment policy.

We have been accumulating shares of WIW since May 20, 2004 in order to invest the Treasury Inflation Protected Securities (TIPS) portion of our investment matrix. Our primary purpose for owning shares of WIW is the 80 percent of the fund that must be allocated to U.S. TIPS which provides for high credit quality and low risk for our conservative investment clients. Given that the Fund was originally marketed as a U.S. TIPS fund, that the sector's name appears in the Fund's name, and that the Fund has been invested in at least 80 percent U.S. TIPS since its IPO; we consider the announced changes as radical changes to the fund's investment policy that should require shareholder approval.

KIM manages assets for many ERISA plans, and other conservative investors, who have investment restrictions to which we must adhere. It came as quite a shock when I read your May 14th press release that stated not only that the Board of Trustees had unilaterally decided to make some very drastic changes to the Fund's investment policy, but also that they were doing so without seeking shareholder approval.

The proposed changes include a potential significant downgrade in the Fund's average credit quality by investing "no more than 40% of its total managed assets in below investment grade securities". This change would double the Fund's potential allocation to non-investment grade bonds. Also, even more alarming, the Fund will be able to invest "up to 100% of its total managed assets in non-U.S. dollar investments . . . [where](up to 100% of its non-U.S. dollar exposure may [be] unhedged)". These proposed changes are so significant that we will be forced to sell a large portion of our current holdings of the Fund due to account investment restrictions and investment matrix conformity. Being the second largest shareholder of the Fund, this will likely have a significant impact on the market price of WIW. In other words, dissenting shareholders to this investment policy change may sell their shares causing the discount to net asset value of the fund to widen which will cause subsequent exiting shareholders as well as remaining shareholders to lose investment value. In the past, fund management companies that have proposed significant investment policy changes have not only sought shareholder approval but have conducted tender offers at 98 percent of net asset value to give dissenting shareholders a means of exiting their investment without suffering economic harm.

Our firm sent two representatives to your May 14th meeting of shareholders. Despite the fact that the Trustees were scheduled to meet subsequent to the shareholders' meeting, no mention was made of these changes at the meeting. To the contrary, Peter Stutz, when asked at the shareholders' meeting if he was concerned about the narrowness of credit spreads in the high yield and emerging debt markets, confirmed his concern and that he could potentially envision the Fund holding 100 percent in U.S. TIPS. Hours after this conversation, the Board of Trustees issued the press release that they wanted to give Peter flexibility to move into sectors of the bond market the he did not find currently attractive. While I realize that Peter is probably not going to make these changes right away, could the Trustees not wait until next year's shareholder meeting and seek shareholder approval?

Why is the Board making such dramatic changes to the Fund's investment policy? The weak explanation given in the Fund's press release is to "allow for more opportunities to further enhance shareholder value." It seems a stretch that allowing the portfolio manager to invest in areas of the bond market that he does not find attractive would enhance shareholder value.

Perhaps the true reason for the proposed changes is to differentiate WIW from its sister fund the Western Asset/Claymore U.S. Treasury Inflation Protected Securities Fund (WIA). That way the Trustees can continue to receive two directors fees, auditors can continue to receive two audit fees, the attorneys can continue to receive two attorney fees, and the New York Stock Exchange can receive two listing fees; all at the expense of shareholders - some of which overlap both funds (which increases transfer agent costs).

What would enhance shareholder value? Merging these two funds together is a very common sense thing that could be done in order to reduce fund expenses and enhance shareholder value. Another thing the Trustees may have considered is the sunroof provision outlined in the Fund's original prospectus. This provision spells out remedies (such as tender offers, buybacks, and open-ending) that the Trustees would consider to narrow the Fund's discount. These are changes upon which the Trustees should have been focused, after all they do not manage the Fund's assets, they are stewards of the Fund's owners - the shareholders.

As a representative of the second largest shareholder of the Fund, I would like to express our firm's profound dismay with the Trustees' proposed changes and their failure to seek shareholder approval. It is our fiduciary duty to hold each member of the Board of Trustees personally responsible for any economic harm caused to the clients of our firm.

We suggest that you reconsider your proposed changes or at least seek shareholder approval before any changes are made to the Fund's investment policy. Furthermore, the Board of Trustees should offer dissenting shareholders a means of exiting their investment at fair value (net asset value) should they decide to go forward with the proposed investment policy changes.

Sincerely,

/s/

Cody B. Bartlett Jr., CFA
Karpus Investment Management

EXHIBIT 2
Letter from Peter Erichsen,
Dated June 11, 2007

WESTERN ASSET/CLAYMORE U.S. TREASURY INFLATION PROTECTED SECURITIES FUND 2

June 11, 2007

Dear Shareholder:
I am writing on behalf of the Board of Trustees of Western Asset/Claymore Treasury Inflation Protected Securities Fund 2 ("Fund") in response to your letter dated June 6, 2007. Your letter expresses concern about the changes to the Fund's investment policies that were recently approved by the Board and suggests certain additional steps that can be taken to enhance shareholder value and narrow the Fund's discount.

The Board approved the changes to the Funds investment policies after careful review and discussion with the Fund's investment adviser, Claymore Advisors, LLC, and subadviser, Western Asset Management Company ("Western"), and believes they are in the best interests of shareholders. In the Board's judgment, the changes provide the opportunity to enhance shareholder value over time by giving greater investment flexibility to Western, which as you know is one of the world's premier fixed income managers. The changes are also designed to retain the inflation protection focus of the Fund.

The recently approved changes to the Fund's investment policies should not be viewed in isolation. As you know, in October 2006 the Board approved the redemption of the Fund's preferred shares, another step which the Board believes will provide greater flexibility and enhance shareholder value. Because the redemption of the Fund's preferred shares only recently occurred and the changes to the Fund's investment policies have yet to become effective (as you know, the SEC requires that we provide 60 day notice to shareholders before certain of the changes become effective), additional time is required to determine whether these steps will have the desired impact. The Board will therefore continue to closely monitor their impact.

You stated in your letter that you believe the changes to the Fund's investment policies should be submitted to shareholders for approval. However, as you have publicly acknowledged, shareholder approval is not in fact required to implement the changes. This is because the changes are not "fundamental" for purposes of the Investment Company Act and therefore do not require shareholder approval, a fact that is clearly described in the Fund's prospectus. Submitting the changes to a shareholder vote when not required would delay their implementation and give rise to unnecessary proxy expenses which would be borne by all shareholders. As the Board's fiduciary duty extends to the Fund's shareholders as a whole and not just to one particular shareholder, no matter how large its holding of Fund shares may be, the Board does not believe that it is in the best interests of long-term shareholders to delay the proposed changes and incur unnecessary expenses.

Please be advised that the Board is fully aware of its fiduciary duties and has exercised its judgment in the best interest of the Fund and its shareholders. The suggestion by you in your letter that consideration of director, auditor, counsel or NYSE fees may have influenced the Board's actions is entirely without merit.

The Board understands that management has provided you with historical trading information that suggests that you may be able to sell your holdings prior to the implementation of the investment policy changes without the significant impact on the market price of the Fund's shares you mentioned in your letter. Although there is no certainty that this will in fact be the case, the Board hopes that, to the extent you determine that you must sell a portion of your holdings, you would do so in a manner that mitigates any potential harm to Fund shareholders.

The Board shares your concerns about the Fund's discount and has had numerous discussions with management over an extended period of time about ways to address it and expects to continue to do so in the future as needed. As noted above, the Board will monitor the impact of the steps already approved and would welcome your input in the future should you have any questions about their effectiveness.

Sincerely,

/s/

Peter Erichsen
Chairman of the Funds

EXHIBIT 3
Letter to the Fund
Transmitted June 21, 2007

         June 21, 2007

Western Asset Management Company
Western Asset/Claymore U.S. Treasury Inflation Protected Securities Fund 2
Attn: Peter Erichsen, Chairman and R. Jay Gerken, President
385 East Colorado Boulevard
Pasadena, CA 91101

Mr. Erichsen, Mr. Gerken and fellow Trustees:
We write in response to Mr. Erichsen's June 11 communique regarding our June 6th letter to the Board. We appreciate your quick response and your consideration of our concerns. We write this letter, in part because we feel that you missed the point of my first letter, and in part to reiterate our concerns with regard to your recently announced changes in investment policy. Finally, we write to remind the Board, and Claymore, that this fund was sold to the public in 2004 as a "U.S. Treasury Inflation Protected Securities" fund with provisions that would be considered to address a persistently wide discount to net asset value.

I was appealing to your sense of fairness and integrity as a Trustee of your investors' TIPS-based investment and TIPS-motivated investment decisions.

The Board has proposed extreme changes in the risk profile of our fund. Your investors are entitled to assume that there would need to be an extremely compelling reason to do this. This is implied by the language in our prospectus which states, "Under normal market conditions, the Fund will invest at least 80% of its total managed assets in U.S. TIPS."

What reason does the Board give shareholders to have approved such radical measures without shareholder approval? The Trustees state blandly, as their sole reason in the May 14 press release, "these policy changes may allow for more opportunities to further enhance shareholder value." Are we are to assume that the Trustees also determined, using their best business judgment, that these are not normal market conditions?

In your response to me, you "hang your hat" on the legality of the Board's actions by stating: "the changes are not "fundamental" for the purposes of the Investment Company Act and therefore do not require shareholder approval." Why did you put fundamental in quotes? Clearly you realize the spirit (as contrasted perhaps with the legality) of your actions constitutes a very fundamental change. You defend not seeking shareholder approval, citing a delay in policy changes and the expense of such approval. Given that your portfolio manager stated at the shareholder meeting that credit spreads were narrow and that he was a little "concerned" about these sectors, we do need see any immediacy to implement these changes in policy. If you waited until next year's shareholder meeting and added a proposal to your routine election of trustees material, the cost would be minimal.

You state that the delay and cost of seeking shareholder approval is not in "the best interests of long-term shareholders" but what convinces you that these changes are in their best interests of shareholders? Furthermore, as we are sure you are aware, your fiduciary duty extends to all Fund shareholders not just "long-term shareholders" (of which we are one). If you really want to know what is in the best interests of shareholders you ought to ask them.

We are going to petition the Securities and Exchange Commission (SEC) to confirm whether a conversion from 80 percent U.S. TIPS to bonds with much riskier characteristics could be considered non-fundamental with regards to WIW's investment policy. We are sending the SEC this letter and we will follow up with a more formal request for the commission to look into this matter. When enacting Rule 35d-1, the Commission clearly addressed the issue of an investment manager mislabeling a fund but failed to consider the impact of a Board's announced policy change to widen a closed-end fund's discount. If indeed the complete abandonment of an 80 percent investment rule is not a fundamental policy change, the commission would share the blame for the type of abuse practiced by the Trustees.

We will hold you at your word when you wrote "The Board will therefore continue to closely monitor their [the policy changes'] impact." We would hope that "monitor" would also encompass aggressive action that the Board will take if the changes result in either poor NAV performance and/or a widening of the Fund's already inordinate discount. Besides selling the public on investing in a U.S. TIPS fund you also advertised to shareholders a "safety net" should the Fund trade at a significantly wide discount to net asset value. You have kept the safety net in the closet while the Fund trades at a persistently wide discount to net asset value.

We are concerned when you say that you will "monitor" the impact since this is the same language you used to describe the Fund's lifeboat provision in the original prospectus relative to the Fund's discount. The prospectus states that "The Fund's Board of Trustees will regularly monitor the relationship between the market price and net asset value." It goes on the state that the Board would consider open market or private transactions, the making of a tender offer, or conversion of the Fund to an open-end format. Despite this assurance in your offering materials, the Board, while presumably "monitoring" the Fund's wide discount for nearly two years, has taken none of the actions outlined in the prospectus.

To add insult to injury, you imply in your letter that either we are inept traders or that we would intentionally apply selling pressure to widen the Fund's discount. You state, "to the extent you determine that you must sell a portion of your holdings, you would do so in a manner that mitigates any potential harm to Fund shareholders." First of all, we know how to trade closed-end funds; we have been doing so for over fifteen years. Most importantly, it is the fiduciary duty of the Trustees to monitor the discount and to take measures to narrow the discount. It is improper to try to shift your obligations to the Shareholders of the Fund, particularly when you created the event that is causing the discount to widen.

Our firm has invested almost one billion dollars in closed-end funds. We have been investing in closed-end funds for over fifteen years. KIM is the second largest shareholder of WIW and a seasoned advocate of shareholder rights. Instead of jamming these changes down our throat and forcing us to sell a large portion of the outstanding shares of the fund due to the investment restrictions of our clients, the Board should offer all dissenting shareholders a way out of their investment near or at net asset value. In the spirit of good corporate governance, the Board should conduct a tender offer at or near net asset value to allow shareholders of dissent a means to redeem their investment at fair value.

Deutsche Asset Management set this good example of corporate governance in 2005 when it wanted to expand the investment flexibility of The Germany Fund to encompass investments in all of Europe (a change much less extreme than our WIW Trustees have approved). In conjunction with this change in investment policy, the Board conducted a tender offer to allow dissenting shareholders a means to exit the fund without economic harm. This is the way corporate governance should be practiced.

In our opinion, the Board of Trustees has ignored several common sense approaches to enhance shareholder value; such as merging WIW with its sister fund WIA in order to lower fund expenses. Instead, the Board has unilaterally decided to differentiate the two funds with no evidence that shareholder value will be enhanced. To the contrary, the Fund's discount to net asset value has widened since the Board's announcement. The only people who will definitely benefit from the Trustees' decision are the Trustees, auditors, lawyers, and solicitors who can continue to be paid for duplicative services for two funds instead of just one. Also, there are costs involved in changing the name of the Fund that will be charged to Fund shareholders. Shareholders are being charged for something that they did not even get a chance to ratify.

At the annual meeting of shareholders on May 14th, I asked Nicholas Dalmaso whether the Trustees had ever considered merging WIW with the other TIP funds managed under the Legg Mason roof. He confided that they had not considered such action. I just spoke with another WIW shareholder, Dr. Gerald Rosen, who informed me he had sent a letter to the Trustees in January 2007 urging them to consider merging WIW with other funds. Dr. Rosen said he was equally dismayed by the Trustees' recent decision, for he had been led to believe that the merger costs had been under consideration during the January to May period.

We intend to survey other fund shareholders and seek their feedback on the Board's decision, and solicit the support of other dissenting shareholders. We may take steps to formally oppose the Trustees' decision. In this day and age of shareholder accessibility and empowerment, we would hope that WIW's Board would solicit the views of its shareholders and not simply feed us bland statements of good intentions coupled with defenses that your actions are legally achievable.

We are also "monitoring" the discount of the Fund since the May 14 announcement of the proposed changes, and we will hold the Trustees accountable for taking measures to address the Fund's persistently wide discount to net asset value.

Sincerely,

/s/

Cody B. Bartlett Jr., CFA
Karpus Investment Management

cc: Ms. Nancy M. Morris, Secretary of the Securities and Exchange Commission
 Mr. Douglas Scheidt, Associate Director and Chief Counsel of the Securities and Exchange Commission

EXHIBIT 4
Letter to the Fund
Transmitted July 12, 2007

         July 12, 2007

Western Asset Management Company
Western Asset/Claymore U.S. Treasury Inflation Protected Securities Fund 2
Attn: Peter Erichsen, Chairman and R. Jay Gerken, President
385 East Colorado Boulevard
Pasadena, CA 91101

Mr. Erichsen, Mr. Gerken and fellow Trustees:
It appears that Karpus's and several other large shareholders' concerns have fallen upon deaf ears. I write the Trustees one final time to point out all of the costs and potential economic harm that will result from their unilateral decision to make radical changes to WIW's investment policy. Also, I take this opportunity to urge the Board to extend a tender offer at or near net asset value to let dissenting shareholders a way out of the fund that minimizes their economic harm. If the announcement of such a tender offer came before the effective date of the policy change, shareholder value could be greatly enhanced.

Changing the name of a fund creates a lot of expenses from changing stationary to drawing up new documents. These costs will be paid by Fund shareholders who did not even get an opportunity to approve the change. Legal expenses will also likely be charged to the Fund to affect these changes. The Board has not given any evidence or specific reasoning why these changes will enhance shareholder value but are more than willing to spend shareholder money to put them into effect.

Giving the portfolio manager more flexibility will almost certainly significantly increase transaction costs. The Board is placing a lot of faith in the portfolio manager to enhance net asset performance but, given the efficiency of the markets in which WIW invests, his chance of adding value through active trading is small. Should the portfolio manager under perform he will be generating transaction costs in order to destroy shareholder value (a doomsday scenario). This underperformance would likely cause the discount to further widen.

Finally, and most importantly, the Board's announcement of these changes has already caused selling pressure as the Fund's discount has widened from around 8.5 to 10.5 percent (nearly 2 percent) since the announcement. Should we be forced to sell our shares this will only further widen the Fund's discount and cause more economic harm. Should the Board announce a tender offer at or near net asset value, this harm would be mitigated if not completely eliminated.

Let me remind the Trustees that tender offers are spelled out in the Fund's original prospectus as one of the mechanisms that the Board would consider to address a wide discount to net asset value. This is a perfect time to implement this provision. Several other mechanisms are mentioned in the prospectus; however, reducing leverage and changing investment policy are not. If the Trustees are not utilizing any of the mechanisms outlined in the Fund's prospectus to address the discount at this juncture, will they ever? This entire situation smacks of "bait and switch" advertising.

Should the Trustees forge forward with these changes without conducting a tender offer we will reserve all future rights to be compensated for the economic harm they have created. We feel it is in everyone's best interests for the Board to conduct a tender offer and allow shareholders that are trapped in an investment that they do not like a means of recouping their investment.

You are now on notice that the decisions that you have forced upon shareholder are risky and create economic harm for all fund shareholders. We will be monitoring the Fund's discount and net asset value performance and we will see you at next year's shareholder meeting.

Sincerely,

/s/

Cody B. Bartlett Jr., CFA
Karpus Investment Management